Filed by Aldel Financial Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Aldel Financial Inc.

Commission File No. 001-40244

The following is a transcript of a recorded webcast presentation made available by Aldel Financial Inc. and The Hagerty Group, LLC beginning on August 18, 2021.

Hagerty and Aldel Financial Investor Webcast

August 18,, 2021

Good day, and welcome to the Hagerty and Aldel Financial merger announcement conference call. The information discussed today is qualified in its entirety by the Form 8-K, including the related exhibits, that has been filed today by Aldel Financial which may be accessed on the SEC’s website. In conjunction with today’s discussion, please see the investor presentation furnished as an exhibit to the Form 8-K to follow along and carefully review the disclaimers included therein.

Please note that a Q&A session will not be conducted as part of today’s presentation. Also, statements made during this call may contain forward-looking statements, which are inherently subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those in Aldel Financial’s Form 8-K filed today.

For more information, please refer to the risks, uncertainties and other factors discussed in Aldel Financial’s SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make. You should carefully consider the risks, uncertainties and other factors discussed in Aldel Financial’s SEC filings. Do not place undue reliance on forward-looking statements. Aldel Financial and Hagerty take no responsibility to update any forward-looking statements.

During today’s call, there will also be a discussion of some items that do not conform to U.S. generally accepted accounting principles, such as EBITDA. Aldel Financial has reconciled these items to the most comparable GAAP measures in the appendix to the investor presentation filed with the Form 8-K.

Participating in today's call are Aldel Financial Chairman and CEO Rob Kauffman, Hagerty Founder and CEO McKeel Hagerty and Hagerty CFO Fred Turcotte.

With that, I would like to turn the call over to Rob Kauffman. Please go ahead.

(August 18, 2021)

Rob Kauffman, Chairman and CEO, Aldel Financial

Today we would like to announce our intention to enter into a business combination between Hagerty and Aldel.

We couldn’t be more excited to partner with the Hagerty team. And help continue to drive the Company’s growth as a leading specialty insurance provider for the global automotive enthusiast market.

When we formed Aldel, our strategy was to make a significant investment ourselves alongside our investors, and identify a business combination that we thought would benefit from our experience and strategic guidance.

We believed that in doing so, we will be able to assist in creating long-term value for both ourselves and our shareholders.

Today, along with McKeel and Fred from the Company, I want to share some of the reasons we believe that the Hagerty / Aldel combination is a great opportunity.

Firstly, the principals of both companies have deep knowledge of the enthusiast/collector automotive industry.

We feel that Aldel’s capital markets and public company experience will be beneficial to the Hagerty management team.

Also, we have strategic shareholders that are influential in the automotive sector, who will help expand our reach and can enhance the Hagerty automotive enthusiast ‘ecosystem.’

The deal has been designed to align interests and drive long-term value for shareholders. The relatively modest size of the Aldel SPAC combined with a more robust PIPE portion results in a capital structure that delivers the liquidity Hagerty sought, while reducing costs and dilution.

And finally, our interests are strongly aligned. I have personally committed approximately $40 million to the transaction, including an additional $20 million in the PIPE investment. The Hagerty family will be retaining approximately 64% of their holdings, and 52% of the company proforma this transaction.

A bit more about Hagerty itself. Hagerty is a leading specialty insurance provider for the automotive enthusiast market. The company is a scaled player in a large but still fragmented market. In the US alone there are an estimated 43 million registered insurable collectible cars. Hagerty insures approximately 2 million, of which 1.8 million are in the US, or about 4% of those cars today.

(August 18, 2021)

They have a Net Promoter Score of 84 – which is approximately twice the insurance industry average, and a 90% customer retention rate – which are very high marks for almost any business. An attractive lifetime value to customer acquisition cost ratio of over 10, and a low 41% historical loss ratio.

Car people tend to like and take care of their cars, which really sets the Hagerty business model apart from others, which these numbers I think clearly demonstrate.

Growth wise, the company has and continues to gain significantly from a combination of both organic and contractual expansion. They have a unique partnership model with most of the largest insurance carriers in the space.

This is demonstrated by their compound annual revenue growth rate of 29% for the past three-years; and they are projected to grow about 27% through 2025.

And we expect EBITDA to grow to approximately $322 million by 2025 as well. And as I already mentioned, the founding family will maintain a significant stake in the business.

The Hagerty story fits well with Aldel for a number of reasons.

Our team at Aldel has strong connections in the passion automotive space, as well as in the finance and insurance industries, which we feel will be a value add to the Hagerty.

Also, in addition to serving on the Hagerty board, I have made other private investments in the automotive space, and personally am a Hagerty client – so I have first-hand customer experience.

Lastly, our capital markets experience will aid not only the de-SPAC process, but also Hagerty as it matures as a public company.

Now would like I want to walk you through a few key financial points.

The transaction is expected to deliver up to $820 million of proceeds to the combined company on a gross basis, including the contribution of up to $116 million of cash held in Aldel’s trust account from its IPO in April of this year.

This combination is supported by a $704 million PIPE investment pool, led by strategic partners Markel and State Farm and strong participation from a number of other top tier institutional and High Net Worth Investors.

(August 18, 2021)

Additionally, all PIPE investors will receive 18% warrant coverage, with an $11.50 strike and 5-year term.

Existing Aldel shareholders will roll 100 percent of their equity into the combined company. Available cash from the trust account and retained transaction proceeds are subject to any redemptions by public shareholders of Aldel and payment of transaction expenses.

After payment of fees and secondary proceeds to the selling shareholders, the Company anticipates closing the transaction with approximately $275 million of additional cash on its balance sheet to fund growth initiatives.

This results in a pro forma firm value of $3.13 billion, and implies a market capitalization of about $3.35 billion.

Lastly, over 40% of Aldel’s shareholders have signed voting agreements in favor of the Transaction and the minimum cash condition have been satisfied via the PIPE, so the Transaction should close relatively quickly once regulatory approvals are obtained. We are anticipating a late November or early December closing date.

Just a few more highlights that McKeel and Fred will elaborate on.

Although Hagerty is much larger than any of its direct competitors, it has a relatively small share of a large market – both in terms of vehicles insured and available premium to be written of approximately 4%.

The Hagerty family founded the business three decades ago and will maintain its strong leadership position and continue to grow the Company.

Their unique membership model has led to a loyal and sticky customer base, as measured by a high Net Promoter Score of 84 versus the auto insurance industry average of about 39; their customer retention rate of 90% and low average loss ratios of 41% over the past three years.

They have multiple distribution channels, which gives them a competitive advantage in customer acquisition. And a real orientation toward using data in a smart way.

And finally, a strong track record of delivering growth - with 29% revenue growth over the past 3 years.

Before I turn the call over to McKeel, I’d like to hit on valuation briefly.

(August 18, 2021)

From a transaction perspective, the Firm Value multiple is 2.8 times 2023 revenue estimates, and 18.3 times 2023 projected EBITDA.

We think Hagerty’s valuation is very attractive for a company with this rate of growth and cashflow profile.

We also believe this compares quite favorably with both comparable companies and on an absolute basis, which I will get into a bit later in the presentation

Now I’ll turn it over to McKeel Hagerty, Founder and CEO of Hagerty.

McKeel Hagerty, Founder and CEO, Hagerty

Thanks Rob.

Our mission at Hagerty is to “save driving and car culture for future generations.”

When we say saving driving, we don’t mean ‘saving commuting’ – the monotonous process of getting from Point A to Point B. We mean driving for fun. For joy. For adventure. For escape. And for that wonderful sense of both freedom and control you get only behind the wheel.

That’s what Hagerty is all about. And we believe it is this passion that both drives us and sets us apart.

I would like to spend a few minutes familiarizing you with what we believe makes Hagerty unique.

Three decades ago, Hagerty began by providing Specialty insurance for wooden boats, and then expanded into vintage cars and all sorts of vehicles from trucks to motorcycles to newer high-performance vehicles. To reach our clients at an emotional level, we developed a membership subscription model, starting with specialized roadside assistance, magazines and digital media, valuation resources, driving experiences, educational support and more.

Today, we are a leading specialty insurance provider focused on the automotive enthusiast market. Everything we do begins and ends with the love of the automobile and passion for driving that we share with tens of millions of auto lifestyle enthusiasts.

There are three core elements to our business:

•	Omni-channel insurance distribution

•	Risk management and reinsurance

•	Subscription and membership programs

(August 18, 2021)

Together, we believe these integrated offerings create compelling advantages and opportunities for Hagerty.

•	Our omni-channel distribution model positions Hagerty to engage directly with consumers, with our broker and agent partners, as well as through strategic partnerships with large insurance carriers.

•	Our captive Reinsurance subsidiary efficiently leverages Hagerty’s stable pricing and underwriting economics with the goal of creating steady, consistent cash flow.

•	Our membership and subscription programs create multiple points of economic capture, additional recurring revenue streams, and an immersive platform to engage with enthusiasts and promote the passion for driving.

Underpinning all of this is the Hagerty Flywheel, which represents the elements that we believe need to work in concert to reduce friction, accelerate our pace and to maximize engagement with our members.

In our Flywheel, the member is at the center of what we do – we strive to create life-long fans.

We are strategically building an automotive lifestyle brand. This helps us to directly engage enthusiasts, identify and retain our strategic partners, and to attract new talent.

We aim to be a leader in every field related to car enthusiasts – live events, media, digital user experiences, and of course insurance.

We believe that if we successfully deliver on these objectives, our Flywheel will spin faster and with less friction…and result in loyal users, high retention rates, and predictable contractual revenue growth.

I want to share our view on the large and expanding total addressable market for Hagerty:

•	We estimate that there are more than 500 million people globally who express an interest in cars and approximately 69 million automotive enthusiasts in the United States.

•	Within that, there are an estimated 43 million insurable collector vehicles in the US. This is based on proprietary data modeling that allows us to target vehicle owners down to the community level.

•	This represents a $12 to $15 billion dollar total addressable insurance premium market.

•	Although our number of members at 1.8 million is impressive, we have an incredible market opportunity before us.

(August 18, 2021)

There are several secular trends in play to drive continued growth across the market…from early 2000s cars becoming modern collectibles to the increasing focus on collectible cars as an asset class.

We have a deeper market penetration in pre-1981 classics because that is where the business started, but a significant part of our new business comes from post 1981 collectibles.

We would note that the U.S. car enthusiast community is widely diverse in terms of interests – obviously you have classic car people, but there are also exotic car owners, motorcycle riders, racing enthusiasts, off-roaders, and the list goes on.

We are targeting each of these segments with specific engagement programs and offerings.

It is also notable that further international expansion has the potential to nearly double our total addressable market over the long term.

Our membership model was created with the unique needs of car lovers in mind. For our members, our unique approach means that they think about us as way more than just providing insurance.

Our largest membership offering, the Hagerty Drivers Club, today has over 675,000 paid members, and an additional 1.1 million “freemium” members.

Today, we own or sponsor more than 2,500 automotive events annually, including our recently acquired events like the Amelia Island Concours d’Elegance.

Additionally, we are regularly adding to an expanding automotive media content platform that includes the second-largest automotive magazine by audited circulation, and proprietary YouTube content that has been viewed over 330 million times in the past year.

And Hagerty’s market-leading valuation tools help keep our members informed every day with the most complete valuation database in the market.

All of these elements combine to drive loyalty and retention by engaging, entertaining, and connecting with members in many more ways than through regular insurance transactions.

Our omni-channel distribution of Hagerty’s insurance services is a strategic advantage that allows us to unlock the entire total addressable market and to engage with our members.

There are three distribution components to our revenue generation:

(August 18, 2021)

•	First, 45% of our commission revenue on sales of insurance policies are generated through direct distribution, where our membership model initiates a significant percentage of new business flow.

•	Second, 32% of our sales are through our agency and broker channel where we engage with over 45,000 agents and brokers, as well as all 10 of the top 10 brokers by insurance revenue.

•	And finally, 23% of sales are through our national insurance distribution partners. Today, we have partnerships with 9 of the top 10 auto insurers. The percentage of revenue from our national insurance distribution partners will grow over time as we generate revenue from newly formed, long-term partnerships such as the one we recently announced with State Farm.

Our approach to revenue generation supports multiple recurring revenue streams with:

•	fees generated from membership subscriptions,

•	commissions as a managing general agent,

•	and quota share underwriting income from our captive, single cell reinsurance subsidiary.

We manage risk and pricing deliberately and employ tremendous discipline to our underwriting policy. We understand our insurance clients, their usage trends and their cars. The result is an average loss ratio of 41% over the past three years.

This compares extremely favorably to the overall auto insurance industry average of 70% and an overall homeowners’ insurance industry average of 71%.

Our insurance business model is simple. For example, in the United States, Hagerty underwrites and then places the polices with a highly rated insurance company.

•	Approximately 42% of the average $300 policy is retained by Hagerty in the form of commissions and fees.

•	In certain circumstances, we compensate our agent and broker partners through a commission for their services.

•	In addition, our captive reinsurance company captures additional underwriting profit through our contractual quota share arrangements.

•	In 2021, we capture 60% of the underwriting profit, which grows to 70% next year and 80% in 2023 and the years thereafter.

And With that, I’ll turn it over to Fred for the Financial Overview.

(August 18, 2021)

Fred Turcotte, Chief Financial Officer, Hagerty

Thanks, McKeel.

Our unique member model and omni-channel distribution results in excellent revenue growth.

The vast majority of our revenue is tied to premiums, and we also generate revenues from membership fees in the high-single digits as a percentage of overall revenues. As we grow both aspects of the business, we expect those percentages to remain similar over the next several years.

The plan to grow premiums is the same playbook we have run historically. Our direct business has significant room for growth. We will expand and deepen our National Partner relationships. And we will continue to engage with our broker and agent partners to engage their networks with our differentiated product offerings.

Our revenue growth is driven by a combination of organic and contractual growth. As you can see from the illustration on slide 21, our robust continued new business organic growth and our consistent, 90% policy retention rates help fuel our growth through the projection period for both our MGA commissions and fees and from our quota share percentage of underwriting reinsurance premium.

As McKeel mentioned, our quota share will grow contractually from 60% this year to 80% in 2023 and years thereafter. We estimate that revenue resulting from this contractual quota share increase will represent 12% of our overall revenue in 2025.

Lastly, with the advent of partnerships with State Farm and Project Pershing over the projection period, we anticipate significant incremental growth beginning in 2022.

Taken together, we project more than doubling our estimated 2021 revenue of $626 million during the projection period at an overall compound annual growth rate of 27%.

We have been purposeful and deliberate in our investment strategy at Hagerty and will continue to plan for our growth in this way. We have invested significantly to build a member-first infrastructure that can support the large amounts of growth we anticipate in the projection period.

We achieved a 29% compound annual growth rate on EBITDA in the three-year period from 2018 to 2020. While the percentage growth was strong, the dollar amount of EBITDA was impacted by infrastructure investments to prepare for growth. We have illustrated the impact of that continued investment in 2021 and 2022 on our projected margin and EBITDA dollars.

(August 18, 2021)

We expect that our EBITDA growth rate will rise through 2025 as we continue to onboard several large national distribution partnerships, like State Farm and Project Pershing, and as we begin to leverage the significant scale investments we made in the business over the past three years.

From a margin perspective, we expect incremental revenue to begin to drive EBITDA margin expansion from about 6% this year to 10% in 2022, and then 15% in 2023, further growing to a margin of 20% in 2025.

With that, I want to turn the call back to Rob so he can discuss some of the operating benchmarks and comparables that Aldel used when assessing Hagerty as a merger partner.

Rob Kauffman, Chairman and CEO, Aldel Financial

Thanks Fred.

As I shared earlier, we believe that Hagerty is attractive as a merger partner because of its financial track record and strong contractual relationships that leave it primed for future growth.

There is no natural comparative public company for Hagerty in our view – I think that can be a good thing because it means you are doing something different from everyone else.

However, we used two types of companies, higher growth distribution businesses and higher growth carriers, as we have similarities to both.

On the one hand, Hagerty has stable free cash flow and a capital light model similar to other insurance distribution businesses. On the other, Hagerty’s revenue growth and risk retention resembles the elements of number of the high growth insurance carriers. You will see our EBITDA multiple and price to growth compare favorably, as well as our revenue multiple and revenue growth rates.

To try to get a better sense of valuation on an absolute basis, here we tried look at what our forward EBITDA multiple would look like assuming our current buy in valuation, and we continue to execute our plan over the next couple of years.

If you look 2 or 3 years out, we essentially own the business at about 10 times effective cashflow. Which, when you consider both the organic and contractual growth rate, plus the stable cash flow profile and low debt structure, I think that’s quite attractive.

(August 18, 2021)

Also, if you look at price to growth rates, we compare favorably to a number of our peers.

With that, I’d like to turn back the call to McKeel for a wrap up.

McKeel Hagerty, CEO, Hagerty

Thanks Rob.

We are thrilled to partner with Rob and the Aldel team. They bring extensive expertise and strategic relationships in the automotive, insurance and financial sectors that will be a key strategic advantage for Hagerty.

We believe this transaction will help us accelerate Hagerty’s many growth opportunities and to build the best automotive enthusiast brand in the world and to help us save driving and car culture for future generations.

And I hope you will join us on this mission.

Thank you for joining us today.

Important Information and Where To Find It

In connection with the proposed Business Combination described herein, Aldel intends to file relevant materials with the SEC, including a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing its definitive proxy statement with the SEC, Aldel will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the Special Meeting relating to the transaction. INVESTORS AND STOCKHOLDERS OF ALDEL ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT ALDEL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALDEL, HAGERTY AND THE BUSINESS COMBINATION. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by Aldel with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Aldel and its directors and executive officers may be deemed participants in the solicitation of proxies from Aldel’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Aldel will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about Aldel’s directors and executive officers and their ownership of Aldel common stock is set forth in Aldel’s prospectus, dated April 12, 2021, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Hagerty and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Aldel in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this communication regarding the proposed transactions contemplated by the Business Combination Agreement and the Subscription Agreements, including the benefits of the Business Combination, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Business Combination. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on Aldel’s and Hagerty’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Business Combination Agreement; (2) the outcome of any legal proceedings that may be instituted against Aldel or Hagerty following the announcement of the Business Combination Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of Aldel and Hagerty, certain regulatory approvals, or satisfy other conditions to closing in the Business Combination Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirements of the Business Combination Agreement due to Aldel stockholder redemptions and the failure to obtain replacement financing; (6) the inability to complete the concurrent PIPE; (7) the failure to meet projected development and production targets; (8) the impact of COVID-19 pandemic on Hagerty’s business and/or the ability of the parties to complete the proposed Business Combination; (9) the inability to obtain or maintain the listing of Aldel’s shares of common stock on The New York Stock Exchange following the proposed Business Combination; (10) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (11) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Hagerty to grow and manage growth profitably, and retain its key employees; (12) costs related to the proposed Business Combination; (13) changes in applicable laws or regulations; (14) the possibility that Aldel or Hagerty may be adversely affected by other economic, business, and/or competitive factors; (15) risks relating to the uncertainty of the projected financial information with respect to Hagerty; (16) risks related to the organic and inorganic growth of Hagerty’s business and the timing of expected business milestones; (17) the amount of redemption requests made by Aldel’s stockholders; and (18) other risks and uncertainties indicated from time to time in the final prospectus of Aldel for its initial public offering dated April 12, 2021 filed with the SEC and the Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in Aldel’s other filings with the SEC. Aldel cautions that the foregoing list of factors is not exclusive. Aldel and Hagerty caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Aldel and Hagerty do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. Neither Hagerty nor Aldel gives any assurance that either Hagerty or Aldel, or the combined company, will achieve its expectations.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.